TELUS
the future is friendly®

Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class
123

Holder Account Number
C1234567890 XXX

COMMON

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Voting Instruction Form ("VIF") - Common Shares - Annual General Meeting to be held on May 9, 2024

This VIF is solicited by and on behalf of TELUS management.

Notes to VIF

1. **As a holder you have the right to appoint some other person of your choice, who need not be a shareholder, to attend and act on your behalf at the meeting, or any adjournment or postponement thereof. If you wish to appoint a person other than the persons whose names are printed on this VIF (see reverse), please insert the name of your chosen proxyholder in the space provided (see reverse) and return your VIF by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 pm (ET) on May 7, 2024 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username, your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.**
2. If the common shares are registered in the name of more than one owner (for example, joint owners, trustees, executors, etc.), then all registered owners should sign this VIF. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign the VIF with signing capacity stated.
3. If you are voting by mail or delivery, the VIF should be signed in the exact manner as the name appears on the VIF. If the VIF is not dated, it will be deemed to bear the date on which it is mailed to the holder.
4. **The common shares represented by this VIF will be voted as directed by you, however, if you do not give specific direction in respect of any matter, this VIF will be voted as recommended by management if you appoint as your proxy the persons whose names are printed on this VIF.**
5. **This VIF confers discretion on the proxyholder with respect to amendments to matters identified in the Notice of Annual General Meeting and other matters that may properly come before the meeting, or any adjournment or postponement thereof, in each instance to the extent permitted by law, whether or not the amendment or other matter that comes before the meeting is routine and whether or not the amendment or other matter that comes before the meeting is contested. Where no choice is specified or where both choices are specified in respect of any matter, the common shares shall be voted FOR the matters listed in items 1, 2, 3 and 4 on the reverse.**
6. This VIF should be read in conjunction with the TELUS Corporation information circular accessible by following the instructions in the accompanying Notice and access notification to shareholders.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

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Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by internet are the only methods by which a holder may appoint a person as proxyholder other than the persons whose names are printed on this VIF.
Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF. Please have this VIF in hand when you call.

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting telus.com/agm. For further information on the virtual AGM and how to attend, please view the information circular available on www.envisionreports.com/telus2024

If you vote by telephone or the internet, DO NOT mail back this VIF.
VIFs submitted must be received by 5:00 pm (ET), on May 7, 2024.
If the meeting is postponed or adjourned, VIFs submitted must be received by 5:00 pm (ET) on the second-last business day before the reconvened meeting date.
To vote by telephone or the internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER **12345 12345 12345**

01Z3AA

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

I/We being holder(s) of TELUS Corporation common shares hereby appoint: John Manley, Chair of TELUS Corporation, or failing him, Darren Entwistle, President and CEO of TELUS Corporation

OR

Print the name of the person you are appointing if this person is someone other than Messrs. Manley or Entwistle.

NOTE: If you are appointing a proxyholder other than Messrs. Manley or Entwistle, you must return your VIF by mail or vote by internet at www.investorvote.com. In addition, YOU MUST go to www.computershare.com/TELUSagm by 5:00 p.m. (ET) on May 7, 2024 and provide Computershare with the required information for your proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the meeting. Without a username your proxyholder will only be able to log in to the meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the annual general meeting of TELUS Corporation (the "Company") to be held via live audio webcast online at telus.com/agm, on May 9, 2024 at 8:30 a.m. (PT), and at any adjournment thereof, to the extent permitted by law.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Raymond T. Chan	☐	☐	06. Martha Hall Findlay	☐	☐	11. David Mowat	☐	☐
02. Hazel Claxton	☐	☐	07. Thomas E. Flynn	☐	☐	12. Marc Parent	☐	☐
03. Lisa de Wilde	☐	☐	08. Mary Jo Haddad	☐	☐	13. Denise Pickett	☐	☐
04. Victor Dodig	☐	☐	09. Christine Magee	☐	☐	14. W. Sean Willy	☐	☐
05. Darren Entwistle	☐	☐	10. John Manley	☐	☐			

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	For	Withhold
2. Appointment of Auditors Appoint Deloitte LLP as auditors for the ensuing year and authorize directors to fix its remuneration.	☐	☐

	For	Against
3. Advisory vote on Say on Pay Approve the Company's approach to executive compensation.	☐	☐
4. Directors Deferred Share Unit Plan Approve an increase of 1,600,000 in the maximum number of shares reserved for issuance under the Directors Deferred Share Unit Plan, from 1,800,000 shares to 3,400,000.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any VIF previously given with respect to the Meeting. **If no voting instructions are indicated above, this VIF will be voted as recommended by management if you appoint as your proxy the persons whose names are printed on this VIF.**

Signature(s)

Date

MM / DD / YY

I WISH TO RECEIVE PAPER COPIES OF THE QUARTERLY REPORTS ☐

These documents are available at telus.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the interim financial statements and MD&A will not be mailed to you.

I WISH TO RECEIVE A PAPER COPY OF THE ANNUAL REPORT ☐

The annual report is available at telus.com/investors so we encourage you not to mark this box in order to protect the environment and reduce costs. If you do not mark this box, or do not return this form, the annual report will not be mailed to you.